UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 18, 2013

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

 Admission of Nil Paid Rights - dated 18 September 2013

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: September 18,  2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: September 18,  2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE PEOPLE'S REPUBLIC OF CHINA, HONG KONG, JAPAN, THE REPUBLIC OF SOUTH AFRICA AND ANY OTHER JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO.

18 September 2013

Admission of Nil Paid Rights

Barclays announces that, pursuant to the rights issue announced on 30 July 2013 (the "Rights Issue"), 3,219,067,868 New Ordinary Shares of 25 pence each will be admitted, nil paid, to listing on the premium listing segment of the Official List of the UK Listing Authority and will be admitted, nil paid, to trading on the London Stock Exchange's main market for listed securities at 8.00 a.m. today.

ENQUIRIES

For further information, please contact:

Barclays PLC

Analysts and Investors
Charlie Rozes
+44 (0) 20 7116 5752

Media
Giles Croot
+44 (0) 20 7116 6132

The Barclays Shareholder Helpline*
0871 384 2711 (from inside the UK)
+44 121 415 0094 (from outside the UK)

Barclays Investment Bank: Sole Global Co-ordinator and Joint Bookrunner
+44 (0) 20 7623 2323
Jim Renwick
Kunal Gandhi

Credit Suisse: Sponsor, Joint Bookrunner and Initial Underwriter
+44 (0) 20 7888 8888
James Leigh-Pemberton
Nick Koemtzopoulos
Lewis Burnett

Deutsche Bank: Joint Bookrunner and Initial Underwriter
+44 (0) 20 7545 8000
Tadhg Flood
Neil Kell

BofA Merrill Lynch: Joint Bookrunner and Initial Underwriter
+44 (0) 20 7628 1000
Oliver Holbourn
Arif Vohra

Citi: Joint Bookrunner and Initial Underwriter
+44 (0) 20 7986 4000
John Sandhu
Alex Carter

*Calls to the 0871 Barclays Shareholder Helpline number are charged at 8 pence per minute (excluding VAT) plus network extras. Calls to the Barclays Shareholder Helpline from outside the UK will be charged at appropriate international rates. Different charges may apply to calls from mobile telephones. Calls may be recorded and randomly monitored for security and training purposes. Please note that the Barclays Shareholder Helpline operators cannot provide advice on the merits of the Rights Issue, nor give financial, tax, investment or legal advice. The Barclays Shareholder Helpline operators can advise you on the choices that are available to you and the actions that you should take once you have decided what you wish to do.

The terms defined in the Prospectus published on 16 September 2013 shall have the same meaning when used in this announcement. The Prospectus is available on Barclays' website at Barclays.com/rightsissue.

This announcement shall not constitute, or form part of, an offer to sell, an invitation to induce an offer or a solicitation of an offer to buy or subscribe for securities, nor shall there be any sale of securities referred to in this announcement, in any jurisdiction in which such offer, invitation, solicitation, or sale would be unlawful.

Notice to US investors and ADS holders

In the United States, the Rights Issue is being made pursuant to the prospectus (the "US Prospectus") that Barclays filed with the U.S. Securities and Exchange Commission (the "SEC") on 16 September 2013. The US Prospectus describes, among other things, how ADS holders are able to participate in the Rights Issue. Barclays has filed a registration statement on Form F-3 (Registration No. 333-173886) with the SEC for the offering to which this announcement relates (the "US Registration Statement"). Before you invest, you should read the US Registration Statement, as it may be amended from time to time, including the US Prospectus, and other documents Barclays has filed, and will file, with the SEC for more complete information about Barclays and the Rights Issue. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by accessing Barclays' website at Barclays.com/rightsissue. Alternatively, copies of the US Prospectus may be obtained by contacting D.F. King & Co., Inc., 48 Wall Street, New York, NY 10005, +1 (212) 269-5550 (call collect) or +1 (800) 269-6427 (toll free from the US or Canada).

Notice to Canadian investors

In Canada, the Rights Issue is being made pursuant to a Canadian offering memorandum that includes the US Prospectus (the "Canadian Offering Memorandum"). The Canadian Offering Memorandum is available for free by accessing Barclays' website at Barclays.com/rightsissue. If you are a holder in Canada of Existing Ordinary Shares or ADSs of Barclays, you may contact the bank, broker or financial intermediary through which you hold your Existing Ordinary Shares or ADSs to request a copy of the Canadian Offering Memorandum. Copies of the Canadian Offering Memorandum may also be obtained by contacting D.F. King & Co., Inc., 48 Wall Street, New York, NY 10005, +1 (212) 269-5550 (call collect) or +1 (800) 269-6427 (toll free in the US and Canada).

Notice to all investors

Barclays Bank PLC, Credit Suisse Securities (Europe) Limited, Deutsche Bank AG, London Branch, Citigroup Global Markets Limited, Merrill Lynch International, J.P. Morgan Securities plc, RBC Europe Limited (trading as RBC Capital Markets), Morgan Stanley Securities Limited, which are each authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom,  Credit Suisse AG, London Branch which is authorised and regulated by FINMA in Switzerland, authorised by the Prudential Regulation Authority in the United Kingdom and subject to regulation by the Financial Conduct Authority and limited regulation by the Prudential Regulation Authority in the United Kingdom (details about the extent of Credit Suisse AG, London Branch's regulation by the Prudential Regulation Authority are available from Credit Suisse, AG London Branch on request) and Deutsche Bank AG which is authorised under German Banking Law (Competent authority: BaFin - Federal Financial Supervising Authority) and authorised and subject to limited regulation by the Financial Conduct Authority in the United Kingdom, BNP Paribas which is authorised under French Banking Law (competent authority: Autorité de Contrôle Prudentiel), Banco Santander S.A. which is authorised under Spanish Banking Law (Competent authority: Bank of Spain and Comisión Nacional del Mercado de Valores), Mediobanca - Banca di Credito Finanziario S.p.A. which is authorised under Italian Banking Law (Competent authority: Banca D'Italia and Commissione Nazionale per le Società e la Borsa), ING Bank N.V. which is authorised under Dutch Banking Law (Competent authority: Autoriteit Financiële Markten and De Nederlandsche Bank), ABN AMRO Bank N.V. which is authorised under Dutch Banking Law (Competent authority: Autoriteit Financiële Markten and De Nederlandsche Bank) and SMBC Nikko Capital Markets Limited which is regulated by the Financial Conduct Authority in the United Kingdom (together, the "Banks"), are acting exclusively for Barclays and are acting for no one else in connection with the Rights Issue and will not regard any other person as a client in relation to the Rights Issue and will not be responsible to anyone other than Barclays for providing the protections afforded to their respective clients, nor for providing advice in connection with the Rights Issue or any other matter, transaction or arrangement referred to herein. Apart from the responsibilities and liabilities, if any, which may be imposed on Credit Suisse Securities (Europe) Limited as sponsor by the FSMA, none of the Banks accept any responsibility or liability whatsoever for, or make any representation or warranty, express or implied with respect to, the contents of this announcement, including its accuracy, fairness, sufficiency, completeness or verification or for any other statement made or purported to be made by it, or on its behalf, in connection with Barclays or Nil Paid Rights, Fully Paid Rights, Provisional Allotment Letters, New Ordinary Shares or the Rights Issue and nothing in this announcement is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or future. Each of the Banks accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise have in respect of this announcement or any such statement.

This announcement is not a prospectus or an extract from, a summary or abridged version of a prospectus but an advertisement and is for information purposes only and does not constitute or form part of any offer or invitation to sell, or an invitation to induce an offer or issue, or any solicitation of any offer to acquire Nil Paid Rights, Fully Paid Rights or New Ordinary Shares or to take up any entitlements to New Ordinary Shares in any jurisdiction in which such an offer or solicitation is unlawful. Investors should not acquire any Nil Paid Rights, Fully Paid Rights or New Ordinary Shares referred to in this announcement except on the basis of information contained in the Prospectus or the US Registration Statement (including the US Prospectus) (as applicable). The information contained in this announcement is for background purposes only and does not purport to be full or complete. No reliance may be placed for any purpose on the information contained in this announcement or its accuracy or completeness. The information is subject to change.

The distribution or release, directly or indirectly, of this announcement, the Prospectus and/or the Provisional Allotment Letter and/or Sharestore Form of Instruction and/or the transfer of Nil Paid Rights, Fully Paid Rights and/or New Ordinary Shares into a jurisdiction other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement and/or any related documents comes should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdictions.

Neither the content of Barclays' website (or any other website) nor any website accessible by hyperlinks on Barclays' website (or any other website) is incorporated in, or forms part of, this announcement.